PRICING TERM SHEET Dated June 12, 2014

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-187610

Supplementing the Preliminary

Prospectus Supplement

dated June 11, 2014 and the

Prospectus dated March 29, 2013

Colony Financial, Inc.

7.50% Series B Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Share)

June 12, 2014

This pricing term sheet supplements Colony Financial, Inc.’s preliminary prospectus supplement, dated June 11, 2014 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of its 7.50% Series B Cumulative Redeemable Preferred Stock (the “Preferred Stock”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Colony” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Colony Financial, Inc. and not its subsidiaries.

Issuer:	Colony Financial, Inc.

Security:	7.50% Series B Cumulative Redeemable Preferred Stock (“Series B Preferred Stock”)

Number of Shares:	3,000,000 shares (3,450,000 shares if the underwriters’ over-allotment option is exercised in full)

Public Offering Price:	$25.00 per share; $75,000,000 total (not including the underwriters’ option to purchase additional shares)

Underwriting Discounts and Commissions:	$0.7875 per share; $2,362,500 total (not including the underwriters’ option to purchase additional shares)

No Maturity:	Perpetual (unless repurchased or redeemed by the Issuer on or after June 19, 2019 or pursuant to its special optional redemption right, or converted by a holder in connection with a Change of Control (defined below))

Pricing Date:	June 12, 2014

Settlement Date:	June 19, 2014 (T+5)*

Liquidation Preference:	$25.00 per share, plus accrued and unpaid dividends

Dividend Rate:	Holders of Series B Preferred Stock will be entitled to receive cumulative cash dividends on the Series B Preferred Stock at the rate of 7.50% per annum of the $25.00 per share liquidation preference, which is equivalent to $1.8750 per annum per share.

Dividend Payment Dates:	Dividends on the Series B Preferred Stock will be payable quarterly in arrears on or about the 15th day of each January, April, July and October. The first dividend on the Series B Preferred Stock sold in this offering will be paid on October 15, 2014 and will be in the amount of $0.6042 per share.

Optional Redemption:	Except in instances relating to preservation of our qualification as a REIT or pursuant to our special optional redemption right discussed below, our Series B Preferred Stock is not redeemable prior to June 19, 2019. On and after June 19, 2019, we may, at our option, redeem our Series B Preferred Stock, in whole, at any time, or in part, from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined below), we will have the option to redeem our Series B Preferred Stock, in whole, at any time, or in part, from time to time, within 120 days after the first date on which such Change of Control has occurred for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date. To the extent that we exercise our special optional redemption right relating to the Series B Preferred Stock, the holders of Series B Preferred Stock will not be permitted to exercise the conversion right described below in respect of their shares called for redemption.

Change of Control:	A “Change of Control” is when, after the original issuance of the Series B Preferred Shares, the following have occurred and are continuing:

•    the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our capital stock entitling that person to exercise more than 50% of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•    following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such common securities) listed on the NYSE, the NYSE Amex or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

Conversion Rights:

Upon the occurrence of a Change of Control (as defined above), you will have the right (unless we have elected to exercise our special optional redemption right to redeem your Series B Preferred Stock) to convert some or all of your Series B Preferred Stock into a number of shares of our common stock, par value $0.01 per share, equal to the lesser of (A) the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series B Preferred Stock dividend payment and prior to the corresponding Series B Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and (B) 2.2462 (i.e., the Share Cap), subject, in each case, to certain adjustments and provisions for the receipt of alternative consideration of equivalent value as described in the prospectus supplement.

If we have provided a redemption notice with respect to some or all of the Series B Preferred Stock, holders of any Series B Preferred Stock that we have called for redemption will not be permitted to exercise their Change of Control Conversion Right in respect of any of their shares of Series B Preferred Stock that have been called for redemption, and any Series B Preferred Stock subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date.

Listing:	The Issuer intends to file a supplemental listing application with the NYSE.

NYSE Ticker Symbol:	CLNYPrB

CUSIP/ISIN:	19624R 304 / US19624R3049

Joint Book-Running Managers:	Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and UBS Securities LLC

Co-Managers:	Keefe, Bruyette & Woods, Inc.

Pro forma Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Three Months Ended March 31, 2014	Year Ended December 31, 2013
Pro forma ratio of earnings to combined fixed charges and preferred stock dividends (1)	2.2x	2.9x
Pro forma ratio, as adjusted, of earnings to combined fixed charges and preferred stock dividends (2)	2.1x	2.6x

(1)	In calculating this pro forma ratio of earnings to combined fixed charges and preferred stock dividends, we have assumed that the shares of Series B Preferred Stock offered by this prospectus supplement were issued on January 1, 2013. For purposes of this pro forma calculation, we have assumed the repayment of outstanding borrowings under our revolving credit facility with the net proceeds from this offering (or a portion of such borrowings, to the extent such borrowings exceeded the net proceeds from this offering). Therefore, the pro forma ratio reflects the effects of additional preferred stock dividends and lower interest expense resulting from the assumed repayment of borrowings under our revolving credit facility. As of the date of the preliminary prospectus supplement, we had approximately $110 million in outstanding borrowings under our revolving credit facility.
(2)	In calculating this pro forma ratio, as adjusted, of earnings to combined fixed charges and preferred stock dividends, we have assumed that (i) the shares of Series B Preferred Stock offered by this prospectus supplement were issued on January 1, 2013, and (ii) the additional Notes were issued on January 1, 2013. For purposes of this pro forma calculation, we have assumed the repayment of outstanding borrowings under our revolving credit facility with the combined net proceeds from this offering and the additional Notes offering (or a portion of such borrowings, to the extent such borrowings exceeded the combined net proceeds from both offerings). Therefore, the pro forma ratio, as adjusted, reflects the effects of additional preferred stock dividends, additional interest expense that would have been incurred on the additional Notes and lower interest expense resulting from the assumed repayment of borrowings under our revolving credit facility to the extent of the combined net proceeds from both offerings. As of the date of the preliminary prospectus supplement, we had approximately $110 million in outstanding borrowings under our revolving credit facility.

This communication is intended for the sole use of the person to whom it is provided by the sender.

*We expect that delivery of the Series B Preferred Stock will be made against payment thereof on or about June 19, 2014, which will be the fifth business day following the pricing of the Series B Preferred Stock (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 under the Exchange Act, trades in secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series B Preferred Stock on the date of pricing or the next business day will be required, by virtue of the fact that the Series B Preferred Stock initially will settle T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of our Series B Preferred Stock who wish to trade the Series B Preferred Stock on the date of pricing of the Series B Preferred Stock or the next business day should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or preliminary prospectus supplement if you request it by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847 or by email at

Barclaysprospectus@broadridge.com; Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, telephone: 1-800-394-1322, email: dg.prospectus_requests@baml.com; J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling 866-803-9204 or UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Specialist, telephone: 877-827-6444, ext. 561 3884.